LYNCH, CHAPPELL & ALSUP
A PROFESSIONAL CORPORATION
ATTORNEYS
THE SUMMIT, SUITE 700
300 NORTH MARIENFELD
MIDLAND, TEXAS 79701
(432) 683-3351
TELECOPIER (432) 683-8346
May 2, 2007
VIA EDGAR (as correspondence) and FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010
Attention: Lily Dang, Division of Corporation Finance

Re:	Parallel Petroleum Corporation
Annual Report on Form 10-K for the fiscal year ended December 31, 2006
Filed February 28, 2007
File No. 000-13305
Dear Ladies and Gentlemen:
     We write this letter on behalf of Parallel Petroleum Corporation (“Parallel”) to respond to the comment letter received from the Staff on April 16, 2007, relating to the above-referenced Annual Report on Form 10-K of Parallel.
     We have numbered each of Parallel’s responses to correspond to the numbering of the comments in the Staff’s comment letter. We have repeated each comment immediately preceding Parallel’s response for the convenience of the Staff. As discussed with the Staff, we are including with this letter a draft amendment on Form 10-K/A (the “Amendment”) to the Parallel Annual Report on Form 10-K.
     Subject to any additional comments or questions the Staff may have, the changes described below will be made in the Amendment to be filed by Parallel.
Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis, page 29
Critical Accounting Policies and Practices, page 32

Depletion, page 33
1.	Please expand your discussion of the unit of production method to specify the components included in your amortized costs, taking into consideration the guidance of Regulation S-X Rule 4-10(c)(3)(i). Please also describe the assumptions and uncertainties underlying your estimates, and identify any material changes implemented during the periods presented. Make similar revision to your disclosure on page F-8.
Response.
Parallel has expanded and revised the disclosure on page 33 of the Amendment and similar revisions have been made on pages F-8 and F-9 in response to this comment.

Please note, as described in the expanded and revised disclosures, that there have been no material changes in Parallel’s methodology of calculating depletion of oil and gas properties under the full cost method during the three years ended December 31, 2006.
Costs and Expenses, page 35
2.	Please expand your depreciation and depletion expense variance analysis to discuss the extent to which proved undeveloped property purchases and/or changes in estimates of future development or production costs affected your depletion expense variance.
Response.
Parallel has expanded and revised the disclosure in response to this comment. See page 36 of the Amendment.
Financial Statements
Statements of Cash Flows, page F-6
3.	We note that for year 2006, on the line items labeled Return on investment in pipelines and gathering system ventures, you show a $9 million positive adjustment to net income in the Cash flows from operating activities section, and a $7.7 million inflow in the Cash flows from investing activities section. Please tell us why you separated the return amount into these two cash flow categories, and reconcile the amounts to the corresponding activity reflect in your Statements of Operations on page F-4, the change in the account balance depicted in your Balance Sheets on page F-3, and the information in Note 7 on pages F-17 and F-18. Submit the revisions you would propose to clarify this matter.

Response.
As discussed in Note 7 to Parallel’s financial statements, in the fourth quarter 2006, two of Parallel’s equity method investees, West Fork Pipeline I and West Fork Pipeline V sold substantially all of their assets, resulting in gains. Parallel received distributions of $16.0 million and $683,000, respectively, as a result of these asset sales. The total of these distributions of approximately $16.7 is reported in the accompanying statement of cash flows for 2006 in “Cash flows from operating activities” as “Return on investment in pipelines and gathering systems ventures” in the amount of $9.0 million representing the excess of distributions received over Parallel’s cash investments in these ventures, and in “Cash flows from investing activities” as “Return of investment in pipelines and gathering systems ventures” in the amount of $7.7 million representing the return through distribution of Parallel’s previous cash investments in the two joint ventures. Parallel has separated the amount of “Return on investment in pipelines and gathering systems ventures” located in “Cash flows from operating activities” from the amount of “Return of investment in pipelines and gathering systems ventures” in order to comply with paragraphs 16.b. and 22.b of Statement of Financial Accounting standards No. 95 (“SFAS 95”).

Paragraph 16.b. of SFAS 95 states that investing cash inflows include “receipts from sales of equity instruments of other enterprises (other than certain equity instruments carried in a trading account as described in Statement 102, and certain securities classified as trading securities as discussed in Statement 115) and from returns of investment in those instruments”. The amount of $7,724,000 included as “Return of investment in pipelines and gathering systems ventures” represents the return, by cash distribution, of Parallel’s previous joint venture investments (or “equity instrument”) in the two joint ventures whose assets were sold in 2006.

Paragraph 22. b. of SFAS 95 states that cash inflows from operating activities include “cash receipts from returns on loans, other debt instruments of other entities, and equity securities—interest and dividends”. The amount of cash received as return on Parallel’s joint venture investment (or “equity securities”) – meaning the amount of distributions from these joint ventures in excess of Parallel’s cash investments – is represented by the amount of $9,000,000 reflected as “Return on investment in pipelines and gathering systems ventures” located in cash flows from operating activities.

Income statement activity – The income statement amount of “Equity in income (loss) of pipelines and gathering system ventures” of $8,593,000 reconciles directly to the cash flow statement amount of “Equity (income) loss in pipelines and gathering system ventures.”

Balance sheet reconciliation – The increase in the amount of “Investment in pipelines and gathering system ventures” on the balance sheet from December 31, 2005 to December 31, 2006 of $3,128,000 reconciles to the amounts contained in the 2006 statement of cash flows in the following manner:

(in thousands)
Beginning balance of “Investment in pipelines and gathering system ventures”	$3,326
Cash flow from operating activities:
Equity (income) loss in pipelines and gathering system ventures	8,593
Return on investment in pipelines and gathering system ventures	(9,000)
Cash flow from investing activities:
Investment in pipelines and gathering system ventures	11,260
Return of investment in pipelines and gathering system ventures	(7,724)
Rounding difference	(1)

Ending balance of “Investment in pipelines and gathering system ventures”	6,454

     Reconciliation to Footnote 7 — The total amounts in the Footnote 7 (beginning on page F-17 of the Amendment) table designated as “Our equity investments consisted of the following:” agree with the amounts of “Investment in pipelines and gathering system ventures” on the balance sheet of $6,454,000 and $3,326,000 as of December 31, 2006 and 2005, respectively. The total amount of “earnings from equity investments” of $8,593,000 from Footnote 7 (appearing on page F-19 of the Amendment) agrees with the income statement amount of “Equity in income (loss) of pipelines and gathering system ventures.”
     As to the amounts of distributions from West Fork Pipeline Company I, L.P. of $16.6 million and West Fork Pipeline Company II, L.P. and West Fork Pipeline Company V, L.P of $683,000 contained in the first paragraph of Footnote 7, the amount of distributions from West Fork Pipeline Company I, L.P. should have been stated as $16.0 but was shown as $16.6 million through a clerical error. The total amount of these distributions of $16.7 million, as corrected, reconciles to the total amount of “Return on investment in pipelines and gathering system ventures” of $9.0 million and the amount of “Return of investment in pipelines and gathering system ventures” of $7.7 million.
     Proposed clarification and correction to Footnote 7 - Parallel proposes to make the changes to Footnote 7 as indicated by the marked changes on pages F-17 and F-18 of the Amendment.
Note (11) Stock Compensation, Warrants and Rights, page F-23
(c) Stock Rights, page F-27
4.	Please expand your disclosure to state the purpose of your stock right dividend, and to explain how the stock right provisions serve that purpose. Additionally, please disclose your method of accounting for these stock rights, along with any actual and anticipated effects on your results of operations.

Response.
Parallel has expanded and revised the disclosure to address this comment. See pages F-27 and F-28 of the Amendment.
Note (15) Commitments and Contingencies, page F-29
5.	We note you disclose that on December 30, 2005, you were named as a defendant in a lawsuit filed by AFE Oil and Gas, LLC, but that you have not established a reserve for this legal contingency as of December 31, 2006. Please expand your disclosure to clarify whether you have not established a reserve because the loss is not deemed probable, or because it is not reasonably estimable. To the extent it is not probable but estimable, disclose the range of reasonably possible loss.
Response.
A reserve had not been established as of December 31, 2006 because Parallel believed the likelihood of a material loss to be remote, as evidenced by the dismissal of the lawsuit on February 27, 2007.

Parallel has revised the disclosure to address this comment. See pages F-29 and F-30 of the Amendment. Page 26 of the Amendment has been similarly revised.
Engineering Comments
General
6.	Please provide us a copy of your 2006 detailed reserve report, preferably on CD-ROM or other electronic medium.
Response.
A copy of Parallel’s 2006 detailed reserve report, on CD-ROM, accompanies the manually signed copy of this letter being sent to the Staff by overnight delivery.
Supplemental Oil and Natural Gas Reserve Data, page F-31
7. We note numerous significant reserve changes in your reserve table. However, there are no explanations of these changes. Please amend your document to state the reasons for the significant reserve changes, as required under paragraph 11 of SFAS 69.

Response.
Parallel has revised the disclosure in Footnote 16 to explain the reasons for significant increase in proved undeveloped reserves in 2006 and the significant reserve revisions in each annual period. Through Parallel’s review process, Parallel noted a clerical error on proved developed extensions and discoveries and revisions of previous estimates in 2006 of 4,099 Mcf which has been adjusted. This adjustment did not affect end of year reserve evaluations or the standardized measurement disclosure. See pages F-31 and F-32 of the Amendment.
8.	We note that your proved undeveloped reserves have increased from 26% of your total proved reserves at the end of 2003 to 48% at the end of 2006. Please provide us with a graph or table that stratifies your undeveloped reserves, showing for each year in which such reserves were originally booked as proved, both the quantities of those reserves established in the period and those remaining as undeveloped each year thereafter, including identification of the properties, and aggregation of the totals for each year-end. Also please explain the reasons your undeveloped reserves increased from 35% in 2005 to 48% at the end of 2006, and address the following points:
(a)	Tell us how many reserves you have converted from proved undeveloped to proved developed in each of the last three years as a result of spending development costs of $107.3 million from 2004 through 2006, as disclosed on page F-13.

(b)	Tell us whether you have limited your proved undeveloped reserves to one offset location away from a well with proved reserves in all instances. If not, tell us the circumstances of each case where you have gone beyond one offset location away from an economic well in quantifying undeveloped reserves.

(c)	Tell us how many undeveloped well locations offsetting a horizontal well are typically associated with the booking of undeveloped reserves.
Response.
As requested, we have enclosed with this letter as Annex A a table that stratifies Parallel’s undeveloped reserves, which shows:
•	each year in which such reserves were originally booked as proved;

•	the quantities of those reserves established in the period and those remaining as undeveloped each year thereafter;

•	the identification of the properties; and

•	the aggregation of the totals for each year-end.
Parallel’s proved undeveloped reserves increased from 35% in 2005 to 48% at the end of 2006 primarily as a result of its successful drilling program as described in revised Footnote 16 on pages F-31 and F-32 of the Amendment, as revised in response to comment 7 above.

In response to your specific questions (a), (b), and (c), please refer to the following items:
(a)	In summary, the following reserves were transferred from the proved undeveloped category to proved developed in the following amounts during the three years ended December 31, 2006:

	Barrels	Mcf of
Year ended	of Oil	Natural Gas
December 31,	(in thousands)
2004	1,671	108
2005	875	308
2006	4,335	7,769

	6,881	8,185

Please see the attached analysis of proved undeveloped reserves (Annex A) for a more detailed reconciliation.

(b)	Parallel’s proved undeveloped reserves are limited to one offset location away from a well with proved developed reserves.

(c)	Proved undeveloped reserve locations offsetting horizontal wells are limited to direct/diagonal offset locations. The actual number of proved undeveloped locations may be limited by lease ownership and proximity to other developed locations. The actual number of recognized proved undeveloped locations may be as few as 1 or as many as 8 depending on these factors.
Standardized Measure of Discounted Future Net Cash Flows, page F-32
9.	We note that in each of the three years shown, your future production costs calculate to be $15.73, $14.24 and $11.98 per barrel of oil equivalent, based on your proved reserves at the end of 2006, 2005 and 2004, respectively. Please disclose the reason you utilized these prices in the Standardized Measure, while reporting average lifting costs of $9.91, $9.24 and $8.06 per barrel equivalent produced for the same years in the Business section on page 8; and $7.55, $6.54 and $6.26 in MD&A on pages 35 and 38.

Response.
Parallel has expanded the disclosure in response to this comment. See pages 35, 38 and F-33 of the Amendment.

Please note that the average lifting cost per BOE shown on page 8 of the Amendment has been revised from $9.91 to $10.06 as the result of a clerical error.
Changes in Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves, page F-32
10.	Please explain to us the meaning of your disclosure in Footnote 1, concerning the changes you have apparently made in how you determine additional reserves in the categories of “Extensions and discoveries” and “improved recovery.”
Response.
During the preparation of Parallel’s “Changes in Standardized Measure of Discounted Future Net Cash Flows From Proved Reserves” for 2006, Parallel noted and corrected a programming error in a computer model previously used to assist in preparing Parallel’s disclosures. As a result of the programming error, the discounted amount of “Extensions and Discoveries” determined by analysis of Parallel’s reserve report information as determined in 2005 and 2004 was discounted by an additional 10% factor resulting in an understatement of the amount of “Extension and discoveries and improved recovery” disclosed in this table. Consequently, the amounts in 2005 and 2004 were revised to correct the error in calculation.
     For the Staff’s convenience, the Amendment is accompanied by a Schedule showing the locations in the Amendment of the proposed changes, along with a brief description of the change on each page.
     If any member of the Staff has questions regarding the foregoing or the Amendment, please contact Tommy Ortloff at (432) 683-3351 or (432) 688-1304.
     We have included with this letter a written statement from Parallel containing the acknowledgments requested by the Staff.
Very truly yours,
Lynch, Chappell & Alsup
/s/ Thomas W. Ortloff
Thomas W. Ortloff
Enclosures (via Federal Express only)
cc: Lily Dang (SEC)(w/encl.)

ANNEX A
(Comment No. 8)

ANNEX “A”
PARALLEL PETROLEUM CORPORATION
PROVED DEVELOPED RESERVES — RECONCILIATION

			DIAMOND M		DIAMOND M						OTHER PERMIAN		BARNETT SHALE		NEW MEXICO		SOUTH TEXAS
	FULLERTON FIELD		DEEP UNIT		SHALLOW FIELD		CARM-ANN FIELD		HARRIS FIELD		AREA		PROJECT		PROJECT		PROJECT		TOTALS
		GAS	OIL	GAS	OIL	GAS	OIL	GAS	OIL	GAS	OIL	GAS	OIL	GAS	OIL	GAS	OIL	GAS		GAS
	OIL (BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	OIL (BBL)	(MCF)
2004
RESERVES @ 12/31/03	7,453,509	1,703,712	366,100	173,970	253,519	18,827	0	0	0	0	660,733	4,252,331	0	0	0	0	209,726	5,916,750	8,943,587	12,065,590
PRODUCTION	504,056	107,047	38,837	58,323	33,094	11,106	17,282	8,852	0	0	67,206	508,432	0	0	0	29,018	68,061	1,967,609	728,536	2,690,387
TRANSFERS TO PDP	542,149	108,430	0	0	1,128,471	0	0	0	0	0	0	0	0	0	0	0	0	0	1,670,620	108,430
PURCHASES	2,138,772	277,257	0	0	0	0	917,975	455,291	0	0	0	0	0	0	0	0	0	0	3,056,747	732,548
ADDITIONS	0	0	0	0	200,497	0	0	0	0	0	11,451	489,365	0	0	0	199,724	123,738	3,152,388	335,686	3,841,477
SALES	0	0	0	0	0	0	0	0	0	0	13,737	84,272	0	0	0	0	4,630	383,594	18,367	467,866
REVISIONS	-45,857	-296,187	-45,054	370,747	-81,022	342,700	0	0	0	0	135,018	398,103	0	0	0	0	-12,493	-1,247,276	-49,408	-431,913
RESERVES @ 12/31/04	9,584,517	1,686,165	282,209	486,394	1,468,371	350,421	900,693	446,439	0	0	726,259	4,547,095	0	0	0	170,706	248,280	5,470,659	13,210,329	13,157,879

2005
RESERVES @ 12/31/04	9,584,517	1,686,165	282,209	486,394	1,468,371	350,421	900,693	446,439	0	0	726,259	4,547,095	0	0	0	170,706	248,280	5,470,659	13,210,329	13,157,879
PRODUCTION	560,092	108,276	66,850	110,574	27,077	9,597	142,855	96,984	4,898	819	47,862	432,884	0	498,818	29	126,664	73,551	2,207,599	923,214	3,592,215
TRANSFERS TO PDP	0	0	352,741	170,680	0	0	522,449	137,863	0	0	0	0	0	0	0	0	0	0	875,190	308,543
PURCHASES	0	0	0	0	0	0	0	0	619,198	122,119	0	0	0	0	0	0	0	0	619,198	122,119
ADDITIONS	0	0	0	0	0	0	0	0	0	0	818	150,685	0	2,848,780	28	1,234,478	67,577	4,267,948	68,423	8,501,891
SALES	0	0	0	0	0	0	0	0	0	0	13,443	45,279	0	0	0	0	639	160,173	14,082	205,452
REVISIONS	-22,525	63,581	0	0	-519,994	-46,824	349,313	85,182	0	0	-19,072	-495,917	0	0	1	-23,520	-9,667	-629,335	-221,944	-1,046,833
RESERVES @ 12/31/05	9,001,900	1,641,470	568,100	546,500	921,300	294,000	1,629,600	572,500	614,300	121,300	646,700	3,723,700	0	2,349,962	0	1,255,000	232,000	6,741,500	13,613,900	17,245,932

2006
RESERVES @ 12/31/05	9,001,900	1,641,470	568,100	546,500	921,300	294,000	1,629,600	572,500	614,300	121,300	646,700	3,723,700	0	2,349,962	0	1,255,000	232,000	6,741,500	13,613,900	17,245,932
PRODUCTION	545,942	103,893	105,424	180,857	20,309	3,281	202,247	153,612	158,514	32,790	38,173	358,972	0	2,401,628	2,590	1,183,839	64,141	2,120,520	1,137,340	6,539,392
TRANSFERS TO PDP	425,300	85,000	654,600	654,600	0	0	319,267	149,783	2,929,899	581,097	0	0	0	5,923,700	0	0	6,098	374,408	4,335,164	7,768,588
PURCHASES	0	0	0	0	0	0	0	0	915,600	183,400	0	0	0	2,072,000	0	0	0	0	915,600	2,255,400
ADDITIONS	0	0	0	0	0	0	314,188	0	374,649	0	0	0	0	730,097	7,671	8,882,422	2,307	272,211	698,815	9,884,730
SALES	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
REVISIONS	75,512	-64,361	-422,032	313,437	-343,463	-219,318	-233,947	507,559 -	2,391,755	-530,574	-189,176	107,824	0 -	1,575,963	2,722	727,089	8,201	-1,140,369	-3,493,938	-1,874,676
RESERVES @ 12/31/06	8,956,770	1,558,216	695,244	1,333,680	557,528	71,401	1,826,861	1,076,230	2,284,179	322,433	419,351	3,472,552	0	7,098,168	7,803	9,680,672	184,465	4,127,230	14,932,201	28,740,582

12/03 - 12/06 RECAP
RESERVES @ 12/31/03	7,453,509	1,703,712	366,100	173,970	253,519	18,827	0	0	0	0	660,733	4,252,331	0	0	0	0	209,726	5,916,750	8,943,587	12,065,590
PRODUCTION	1,610,090	319,216	211,111	349,754	80,480	23,984	362,384	259,448	163,412	33,609	153,241	1,300,288	0	2,900,446	2,619	1,339,521	205,753	6,295,728	2,789,090	12,821,994
TRANSFERS TO PDP	967,449	193,430	1,007,341	825,280	1,128,471	0	841,716	287,646	2,929,899	581,097	0	0	0	5,923,700	0	0	6,098	374,408	6,880,974	8,185,561
PURCHASES	2,138,772	277,257	0	0	0	0	917,975	455,291	1,534,798	305,519	0	0	0	2,072,000	0	0	0	0	4,591,545	3,110,067
ADDITIONS	0	0	0	0	200,497	0	314,188	0	374,649	0	12,269	640,050	0	3,578,877	7,699	10,316,624	193,622	7,692,547	1,102,924	22,228,098
SALES	0	0	0	0	0	0	0	0	0	0	27,180	129,551	0	0	0	0	5,269	543,767	32,449	673,318
REVISIONS	7,130	-296,967	-467,086	684,184	-944,479	76,558	115,366	592,741 -	2,391,755	-530,574	-73,230	10,010	0 -	1,575,963	2,723	703,569	-13,959	-3,016,980	-3,765,290	-3,353,422
RESERVES @ 12/31/06	8,956,770	1,558,216	695,244	1,333,680	557,528	71,401	1,826,861	1,076,230	2,284,179	322,433	419,351	3,472,552	0	7,098,168	7,803	9,680,672	184,465	4,127,230	14,932,201	28,740,582

PARALLEL PETROLEUM CORPORATION
PROVED UNDEVELOPED RESERVES — RECONCILIATION

			DIAMOND M		DIAMOND M						OTHER PERMIAN		BARNETT SHALE		NEW MEXICO		SOUTH TEXAS
	FULLERTON FIELD		DEEP UNIT		SHALLOW FIELD		CARM-ANN FIELD		HARRIS FIELD		AREA		PROJECT		PROJECT		PROJECT		TOTALS
		GAS	OIL	GAS	OIL	GAS	OIL	GAS	OIL	GAS	OIL	GAS	OIL	GAS	OIL	GAS	OIL	GAS		GAS
	OIL (BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	OIL (BBL)	(MCF)
2004
RESERVES @ 12/31/03	1,609,611	321,922	0	0	1,128,471	0	0	0	0	0	402,160	3,883,696	0	0	0	0	0	0	3,140,242	4,205,618
TRANSFERS TO PDP	-542,149	-108,430	0	0	-1,128,471	0	0	0	0	0	0	0	0	0	0	0	0	0	-1,670,620	-108,430
PURCHASES	403,718	80,743	0	0	0	0	1,521,187	618,669	0	0	0	0	0	0	0	0	0	0	1,924,905	699,412
ADDITIONS	0	0	820,998	820,998	2,220	0	0	0	0	0	0	0	0	0	0	0	0	0	823,218	820,998
REVISIONS	-1,537	-307	0	0	1,691,000	0	0	0	0	0	-201,080	-1,950,345	0	0	0	0	0	0	1,488,383	-1,950,652
RESERVES @ 12/31/04	1,469,643	293,928	820,998	820,998	1,693,220	0	1,521,187	618,669	0	0	201,080	1,933,351	0	0	0	0	0	0	5,706,128	3,666,946

2005
RESERVES @ 12/31/04	1,469,643	293,928	820,998	820,998	1,693,220	0	1,521,187	618,669	0	0	201,080	1,933,351	0	0	0	0	0	0	5,706,128	3,666,946
TRANSFERS TO PDP	0	0	-352,741	-170,680	0	0	-522,449	-137,863	0	0	0	0	0	0	0	0	0	0	-875,190	-308,543
PURCHASES			0	0	0	0	0	0	1,679,400	334,000	0	0	0	0	0	0	0	0	1,679,400	334,000
ADDITIONS	0	0	352,741	170,680	0	0	512,449	137,863	0	0	0	0	0	4,295,700	0	0	10,800	0	875,990	4,604,243
REVISIONS	184,457	36,772	19,202	19,202	-20,620	0	88,913	28,131	0	0	-80,480	-962,251	0	0	0	0	0	572,200	191,472	-305,946
RESERVES @ 12/31/05	1,654,100	330,700	840,200	840,200	1,672,600	0	1,600,100	646,800	1,679,400	334,000	120,600	971,100	0	4,295,700	0	0	10,800	572,200	7,577,800	7,990,700

2006
RESERVES @ 12/31/05	1,654,100	330,700	840,200	840,200	1,672,600	0	1,600,100	646,800	1,679,400	334,000	120,600	971,100	0	4,295,700	0	0	10,800	572,200	7,577,800	7,990,700
TRANSFERS TO PDP	-425,300	-85,000	-654,600	-654,600	0	0	-319,267	-149,783	-2,929,896	-581,092	0	0	0	-5,923,700	0	0	-6,098	-374,408	-4,335,161	-7,768,583
PURCHASES			0	0	0	0	0	0	2,354,400	471,600	0	0	0	1,628,000	0	0	0	0	2,354,400	2,099,600
ADDITIONS	341,868	67,968	467,370	467,370	0	0	3,751,689	2,034,530	2,922,245	230,389	0	0	0	10,694,098	0	14,779,900	0	0	7,483,172	28,274,255
REVISIONS	-1,158,213	-233,587	-20,557	-20,557	-241,862	0	255,472	648,958	1,994,244	135,153	-120,600	-971,100	0	0	0	0	0	0	708,484	-441,133
RESERVES @ 12/31/06	412,455	80,081	632,413	632,413	1,430,738	0	5,287,994	3,180,505	6,020,393	590,050	0	0	0	10,694,098	0	14,779,900	4,702	197,792	13,788,695	30,154,839

12/03 - 12/06 RECAP
RESERVES @ 12/31/03	1,609,611	321,922	0	0	1,128,471	0	0	0	0	0	402,160	3,883,696	0	0	0	0	0	0	3,140,242	4,205,618
TRANSFERS TO PDP	-967,449	-193,430	-1,007,341	-825,280	-1,128,471	0	-841,716	-287,646	-2,929,896	-581,092	0	0	0	-5,923,700	0	0	-6,098	-374,408	-6,880,971	-8,185,556
PURCHASES	403,718	80,743	0	0	0	0	1,521,187	618,669	4,033,800	805,600	0	0	0	1,628,000	0	0	0	0	5,958,705	3,133,012
ADDITIONS	341,868	67,968	1,641,109	1,459,048	2,220	0	4,264,138	2,172,393	2,922,245	230,389	0	0	0	14,989,798	0	14,779,900	10,800	0	9,182,380	33,699,496
REVISIONS	-975,293	-197,122	-1,355	-1,355	1,428,518	0	344,385	677,089	1,994,244	135,153	-402,160	-3,883,696	0	0	0	0	0	572,200	2,388,339	-2,697,731
RESERVES @ 12/31/06	412,455	80,081	632,413	632,413	1,430,738	0	5,287,994	3,180,505	6,020,393	590,050	0	0	0	10,694,098	0	14,779,900	4,702	197,792	13,788,695	30,154,839

			DIAMOND M		DIAMOND M						OTHER PERMIAN		BARNETT SHALE		NEW MEXICO		SOUTH TEXAS
	FULLERTON FIELD		DEEP UNIT		SHALLOW FIELD		CARM-ANN FIELD		HARRIS FIELD		AREA		PROJECT		PROJECT		PROJECT		TOTALS
		GAS	OIL	GAS	OIL	GAS	OIL	GAS	OIL	GAS	OIL	GAS	OIL	GAS	OIL	GAS	OIL	GAS		GAS
	OIL (BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	(BBL)	(MCF)	OIL (BBL)	(MCF)
2004
RESERVES @ 12/31/03	9,063,120	2,025,634	366,100	173,970	1,381,990	18,827	—	—	—	—	1,062,893	8,136,027	—	—	—	—	209,726	5,916,750	12,083,829	16,271,208
PRODUCTION	504,056	107,047	38,837	58,323	33,094	11,106	17,282	8,852	—	—	67,206	508,432	—	—	—	29,018	68,061	1,967,609	728,536	2,690,387
TRANSFERS TO PDP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
PURCHASES	2,542,490	358,000	—	—	—	—	2,439,162	1,073,960	—	—	—	—	—	—	—	—	—	—	4,981,652	1,431,960
ADDITIONS	—	—	820,998	820,998	202,717	—	—	—	—	—	11,451	489,365	—	—	—	199,724	123,738	3,152,388	1,158,904	4,662,475
SALES	—	—	—	—	—	—	—	—	—	—	13,737	84,272	—	—	—	—	4,630	383,594	18,367	467,866
REVISIONS	(47,394)	(296,494)	(45,054)	370,747	1,609,978	342,700	—	—	—	—	(66,062)	(1,552,242)	—	—	—	—	(12,493)	(1,247,276)	1,438,975	(2,382,565)
RESERVES @ 12/31/04	11,054,160	1,980,093	1,103,207	1,307,392	3,161,591	350,421	2,421,880	1,065,108	—	—	927,339	6,480,446	—	—	—	170,706	248,280	5,470,659	18,916,457	16,824,825
	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

2005
RESERVES @ 12/31/04	11,054,160	1,980,093	1,103,207	1,307,392	3,161,591	350,421	2,421,880	1,065,108	—	—	927,339	6,480,446	—	—	—	170,706	248,280	5,470,659	18,916,457	16,824,825
PRODUCTION	560,092	108,276	66,850	110,574	27,077	9,597	142,855	96,984	4,898	819	47,862	432,884	—	498,818	29	126,664	73,551	2,207,599	923,214	3,592,215
TRANSFERS TO PDP	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
PURCHASES	—	—	—	—	—	—	—	—	2,298,598	456,119	—	—	—	—	—	—	—	—	2,298,598	456,119
ADDITIONS	—	—	352,741	170,680	—	—	512,449	137,863	—	—	818	150,685	—	6,572,480	28	1,234,478	78,377	4,840,148	944,413	13,106,334
SALES	—	—	—	—	—	—	—	—	—	—	13,443	45,279	—	—	—	—	639	160,173	14,082	205,452
REVISIONS	161,932	100,353	19,202	19,202	(540,614)	(46,824)	438,226	113,313	—	—	(99,552)	(1,458,168)	—	572,000	1	(23,520)	(9,667)	(629,335)	(30,472)	(1,352,979)
RESERVES @ 12/31/05	10,656,000	1,972,170	1,408,300	1,386,700	2,593,900	294,000	3,229,700	1,219,300	2,293,700	455,300	767,300	4,694,800	—	6,645,662	—	1,255,000	242,800	7,313,700	21,191,700	25,236,632
	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

2006
RESERVES @ 12/31/05	10,656,000	1,972,170	1,408,300	1,386,700	2,593,900	294,000	3,229,700	1,219,300	2,293,700	455,300	767,300	4,694,800	—	6,645,662	—	1,255,000	242,800	7,313,700	21,191,700	25,236,632
PRODUCTION	545,942	103,893	105,424	180,857	20,309	3,281	202,247	153,612	158,514	32,790	38,173	358,972	—	2,401,628	2,590	1,183,839	64,141	2,120,520	1,137,340	6,539,392
TRANSFERS TO PDP	—	—	—	—	—	—	—	—	3	5	—	—	—	—	—	—	—	—	3	5
PURCHASES	—	—	—	—	—	—	—	—	3,270,000	655,000	—	—	—	3,700,000	—	—	—	—	3,270,000	4,355,000
ADDITIONS	341,868	67,968	467,370	467,370	—	—	4,065,877	2,034,530	3,296,894	230,389	—	—	—	11,424,195	7,671	23,662,322	2,307	272,211	8,181,987	38,158,985
SALES	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
REVISIONS	(1,082,701)	(297,948)	(442,589)	292,880	(585,325)	(219,318)	21,525	1,156,517	(397,511)	(395,421)	(309,776)	(863,276)	—	(1,575,963)	2,722	727,089	8,201	(1,140,369)	(2,785,454)	(2,315,809)
RESERVES @ 12/31/06	9,369,225	1,638,297	1,327,657	1,966,093	1,988,266	71,401	7,114,855	4,256,735	8,304,572	912,483	419,351	3,472,552	—	17,792,266	7,803	24,460,572	189,167	4,325,022	28,720,896	58,895,421
	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

12/03 - 12/06 RECAP
RESERVES @ 12/31/03	9,063,120	2,025,634	366,100	173,970	1,381,990	18,827	—	—	—	—	1,062,893	8,136,027	—	—	—	—	209,726	5,916,750	12,083,829	16,271,208
PRODUCTION	1,610,090	319,216	211,111	349,754	80,480	23,984	362,384	259,448	163,412	33,609	153,241	1,300,288	—	2,900,446	2,619	1,339,521	205,753	6,295,728	2,789,090	12,821,994
TRANSFERS TO PDP	—	—	—	—	—	—	—	—	3	5	—	—	—	—	—	—	—	—	3	5
PURCHASES	2,542,490	358,000	—	—	—	—	2,439,162	1,073,960	5,568,598	1,111,119	—	—	—	3,700,000	—	—	—	—	10,550,250	6,243,079
ADDITIONS	341,868	67,968	1,641,109	1,459,048	202,717	—	4,578,326	2,172,393	3,296,894	230,389	12,269	640,050	—	17,996,675	7,699	25,096,524	204,422	8,264,747	10,285,304	55,927,794
SALES	—	—	—	—	—	—	—	—	—	—	27,180	129,551	—	—	—	—	5,269	543,767	32,449	673,318
REVISIONS	(968,163)	(494,089)	(468,441)	682,829	484,039	76,558	459,751	1,269,830	(397,511)	(395,421)	(475,390)	(3,873,686)	—	(1,003,963)	2,723	703,569	(13,959)	(3,016,980)	(1,376,951)	(6,051,353)
RESERVES @ 12/31/06	9,369,225	1,638,297	1,327,657	1,966,093	1,988,266	71,401	7,114,855	4,256,735	8,304,572	912,483	419,351	3,472,552	—	17,792,266	7,803	24,460,572	189,167	4,325,022	28,720,896	58,895,421

PARALLEL PETROLEUM CORPORATION
1004 North Big Spring, Suite 400
Midland, Texas 79701
Ph: 432-684-3727
Fax: 432-684-3905
May 2, 2007
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010
Attn: Lily Dang, Division of Corporation Finance

Re:	Parallel Petroleum Corporation Form 10-K
Dear Ladies and Gentlemen:
In connection with our response to the comment letter received from the Staff on April 16, 2007 regarding the above referenced matter, Parallel Petroleum Corporation (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Parallel Petroleum Corporation
By:	/s/ Steven D. Foster
Steven D. Foster, Chief Financial Officer